Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12 under the
Securities and Exchange Act of 1934, as amended

Subject Company: KNBT Bancorp, Inc.
Filer’s Commission File No.: 000-22537-01

Question & Answer Portion of the
National Penn Bancshares/KNBT Merger Announcement Webcast
Friday, September 7, 2007 – 10:00 am ET

Attended by the following officers of National Penn Bancshares, Inc. and KNBT Bancorp, Inc.:

Glenn Moyer; National Penn Bancshares; President & CEO
Scott Fainor; KNBT; President & CEO
Mike Reinhard; National Penn Bancshares; GEVP & CFO

QUESTIONS AND ANSWER SEGMENT

Mike Reinhard:  We received a few questions that we'd like to begin addressing with you.  The first question concerns primarily the share count, and I'll read it.

Q:           There are approximately 1.5 million shares in long-term incentive plans at KNBT that are not included in outstanding shares.  Usually these vest in a transaction like this and are issued.  Will National Penn have to issue additional shares for these or will they be cancelled?

A:            It is correct that there are plans or shares outstanding in the incentive plans, and these shares have been factored into our EPS accretion statistics.

Q:           The next question reads, I read this as a 100% stock transaction; is this correct?

A:           And as we covered in the presentation, yes, that is correct.

Q:           The next question asks when will the deal close?

A:           We anticipate that this deal will close during the first quarter of 2008 and actually later in the first quarter.

Q:           We received a couple of questions about leverage and/or balance sheet strategies.

A:           At this point, our conversations have focused primarily on the organization structure and our common approach to our customers.  At this time, we are not prepared to discuss specific balance sheet strategies.

Q:           The next question asks about the merger charges associated with the deal?

A:           As discussed in the presentation, we anticipate onetime charges of approximately $19.8 million after tax.  These charges consist of employee related costs, information technology costs, branch consolidation costs, and transaction fees.

Q:           The next question is directed at either Scott or Glenn.  We have a question here asking why KNBT didn't go through an auction process and try to get top dollar for their Company?  Scott?

A:           Scott Fainor:  This is Scott Fainor.  We believe this is a strategic merger and in announcing a strategic merger we're building value for shareholders by our 35% ownership in the combined Company that gives our shareholders tremendous upside potential, while in the short term gives EPS accretion and a dividend increase of approximately 70%.

There's a premium paid today of 20.5% based on the 1.03 exchange ratio on yesterday's closing price, and this is an opportunity as a strategic merger with the combined proforma ownership that KNBT shareholders will have in National Penn to build a Company that has significant upside potential to deliver to our shareholders not only today but enhancing the value for the long term.

Mike Reinhard:  Thank you, Scott.

Q:           Next, we have a very specific question about the Insurance Division.  What will be the combined insurance revenues after the merger?

A:           We estimate combined revenues will be approximately $16 million after the merger.

Q:           Next is a question about specifically KNBT's trust area and what are their assets under management?

A:           Today assets under management and administration total approximately $1 billion.

Q:           Next question is directed toward Glenn.  Does KNBT have a problem in the subprime arena?

A:           Glenn Moyer:  KNBT has no exposure to the subprime mortgage market as confirmed in our due diligence process, Mike.

Mike Reinhard:  Thank you, Glenn.

Q:           I believe we have one more question here.  Can you comment on how many employees each Company has now and how many may be cut in the merger?

A:           Combined we have approximately 2,000 employees.  We have not communicated a specific number of positions to be eliminated.  As stated in the presentation, we are targeting approximately 12.1% in cost save from the combination.

Q:           And we have another question that just came through, and we'll direct this to Glenn.  How does National Penn plan to make KNBT more commercial bank like?  Were they able to accomplish that with Nittany Financial?

A:           Glenn Moyer:  Mike, thanks for the question.  Let me talk first about Nittany Financial.  Dave Richards and his team there have a very integrated business model focused on the State College, Center County, Boalsburg, Bellefonte area.  They do an excellent job on both the retail and the small business front, especially as it relates to the University that feeds that area and makes that area very demographically strong.  We continue to work on the Nittany front to introduce as many of the commercial banking products as possible and, certainly, that includes not only on the commercial side but the government banking side, as well, so we're pleased with the progress there and continue to focus on more opportunities.

Q:           How does National Penn plan to make KNBT more commercial bank like?

A:           First of all, let me say and absolutely commend Scott and his team for the concentrated work they've done over the last couple of years, being well down the road with this.  They have brought in quality people that understand commercial banking, both on the credit and the origination size.  Those are people that absolutely will match-up well with our approach to relationship building and consistent solutions in the commercial market.  We believe that we have a few specialized areas that can be even more additive to what they're doing.

We have somewhat of an activity in Lehigh Valley already that we feel that we know the types of potentials that are there.  Given the market share and the community office coverage and the great group of commercial people that are already in KNBT, I believe we have nowhere to go but continuing the upward trend that Scott and his team have built already.  So we're looking forward to it and we understand the importance of having a balanced Company, both around commercial and retail, but certainly commercial is a major focus and we think has major opportunity.

Mike Reinhard:  Thank you, Glenn.

Q:           The next question we'll direct to Glenn, as well.  Is this a merger of equals?

A:           Glenn Moyer:  I think anytime you have a merger where there is a significant coming together of two quality organizations there is always the sense of trying to slip that term into the discussion. In this situation, and we've mimicked this by our Board plan, about two-thirds of the assets are coming into the combined new Company from National Penn and about one-third coming in through KNBT.  That's a significant contribution from each.  We have talked about this as a strategic transformative merger and certainly understand that to make a new Company like this work there needs to be proportional combinations for all aspects of the business model.  So not a merger of equals but certainly recognition of the quality that comes out of both organizations that we believe builds a case for success going further.

Mike Reinhard:  Thank you, Glenn.

Q:           I'll answer the next few questions.  Is there a collar on the stock percentage?

A:            No, there are no collars or walkaways with this transaction.

Q:           It seems that the regulatory approval processes are relatively straightforward.  What specifically are the reasons that the transaction is expected to take so long to close?  What are the major milestones?

A:           Closing in the first quarter of 2008 is a normal timeline of about six months.  We need Federal Reserve approval for the Holding Company merger and additional regulatory approval for merger of the two Banks after that.

Q:           We'll address the next question to Glenn.  How similar is the KNBT customer base to your own? And how will you sell the product/skills of Christiana Bank into the customer base?

A:           Glenn Moyer:  Let me answer the question about similarity of customer base to our own.  As you know, while KNBT has a major influence currently in the Lehigh Valley we have an operation there that has basically been built on a de novo basis.  One of the things that struck Scott and I early on in our conversation was the commonality of focus on and the balance between our focus on retail and commercial customer bases.  So I think it's a very close match.  I think as you saw on the slides it did show the combined organization will result in a more balanced portfolio for the combined organization.

Relative to the products and skills of Christiana Bank & Trust, this is something that we have not, as you can imagine working on something of this size and complexity we have not, specifically focused on.  However, the integration and conversion teams are working closely with Ziss Frangopoulos and his great team down at Christiana already and there have been discussions between our Companies as to how to begin to leverage the "Delaware advantage," which is a key part of the Christiana business model, and with this being the same southeast and northeast footprint of Pennsylvania we simply will scale that up and hopefully see the increased results.

As far as concentrations of credit, overlap of credit risk, with the KNBT loan portfolio, again, based on our due diligence we do not believe that there are any material concentrations or any significant overlaps at this point.

Q:           Mike Reinhard:  Glenn, while we're on credit risk, we have another question.  Are there any concerns at National Penn of acquiring much greater real estate exposure through the KNBT loan portfolio?

A:           Glenn Moyer:  Mike, after the merger the combined commercial and real estate portion of the loan portfolio will be approximately 22% compared to the current exposure of 21% at National Penn, so there really is not a major change or major concerns in that area.

Q:           Mike Reinhard:  The next question asks about cost savings, have you yet thoroughly explored the cost savings?

A:           Yes, we have worked with the management of KNBT for the past two weeks and have thoroughly identified the areas from which we expect to achieve cost saves.  Now, as we mentioned in the presentation, we feel we have a pretty good handle and believe that these cost saves are, indeed, achievable.

Q:           The next question is about deposit pricing.  What are the deposit pricing advantages to you as a result of today's merger with KNBT?

A:            As we look at the relative average cost of deposits for 2006, KNBT enjoyed approximately a 40-basis point advantage relative to National Penn.

Q:           We'll direct the next two questions to Scott.  Where do the two Banks overlap in the Lehigh Valley regarding branches, and when will you make decisions regarding closings or openings of branches?

A:           Scott Fainor:  This is Scott Fainor.  The branches overlap in the Lehigh Valley both in Northampton County and in Lehigh County.  And on page 23 of your presentation we have identified six branch consolidation, potential consolidation opportunities, and ultimately we will continue our evaluation process as we move towards the closing and conversion of the Bank merger.

Mike Reinhard:  Thank you, Scott.  At this point, we have answered all of the questions.

Glenn Moyer:  Mike, thank you.  Scott, thank you.

In conclusion, we appreciate your interest in our proposed merger with KNBT.  We look forward to communicating with you further about this transaction which we believe will be a positive for both of our organizations.

Thank you for joining us today and for your ongoing interest in National Penn Bancshares.

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Additional Information About This Transaction:

National Penn intends to file a registration statement on Form S-4 in connection with the transaction, and National Penn and KNBT intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Shareholders and investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information about National Penn, KNBT Bancorp and the transaction. You may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other filings containing information about National Penn and KNBT, at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus, may also be obtained from National Penn or KNBT, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Eugene Sobol
Corporate Secretary	Senior Executive Vice President and Chief Financial Officer
National Penn Bancshares, Inc.	KNBT Bancorp, Inc.
Philadelphia and Reading Avenues	90 Highland Avenue
Boyertown, PA 19512	Bethlehem, PA 18017
(610) 369-6202	(610) 807-5888

National Penn, KNBT and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of National Penn and KNBT in favor of the transaction. Information regarding the interests of the executive officers and directors of National Penn and KNBT in the transaction will be included in the joint proxy statement/prospectus.